Filed Pursuant to Rule 424(b)(5)
Registration Statement No. (333-121612)
Registration Statement No. (333-142628)
Prospectus Supplement
(to prospectus dated January 24, 2005)
UP TO 5,134,100 SHARES
SPECTRUM PHARMACEUTICALS, INC.
COMMON STOCK
     This prospectus supplement relates to an offering by us of up to 5,134,100 shares of our common stock. Our common stock is quoted on the Nasdaq Global Market under the symbol “SPPI.” The last reported sale price of our common stock on the Nasdaq Global Market on May 3, 2007 was $6.52 per share.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.
     Oppenheimer & Co. Inc., Lazard Capital Markets LLC, Rodman & Renshaw, LLC and ThinkEquity Partners, LLC have agreed to act as the placement agents (the “Placement Agents”) in connection with this offering, with Oppenheimer & Co. Inc. acting as lead placement agent, and Lazard Capital Markets LLC acting as co-lead placement agent. We have agreed to pay the Placement Agents fees as set forth below.

	Per Share	Total
Public Offering Price	$6.25	$32,088,125
Placement Agents’ Fees	$.375	$1,925,288
Proceeds to Us, Before Expenses	$5.875	$30,162,838
     We estimate that the total expenses for this offering, excluding the Placement Agents’ fees, will be approximately $75,000. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual public offering amount, Placement Agents’ fees and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the maximum offering amount set forth above. We expect that delivery of the shares of common stock being offered pursuant to this prospectus supplement will be made to purchasers on or about May 9, 2007. Certain purchasers’ funds will be deposited into an escrow account and held until jointly released by us and the Placement Agents on the date that the shares are delivered to the purchasers. All funds received will be held in a non-interest bearing account.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Oppenheimer & Co.	Lazard Capital Markets

Rodman & Renshaw, LLC	ThinkEquity Partners, LLC
The date of this prospectus supplement is May 4, 2007.

     You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Neither we nor the placement agents have authorized anyone to provide you with different information. The information in these documents is accurate only as of its respective date, regardless of the time of delivery of any document or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the dates of such documents. We are making offers to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus supplement and the accompanying prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of our common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3, registration statement number 333-121612, that we filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2005, as augmented by the Form S-3 filed by the Company on May 4, 2007. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of our common stock being offered, the risks of investing in our common stock and other items. The accompanying prospectus provides more general information. To the extent that information in this prospectus supplement or any of the documents incorporated by reference into this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into the accompanying prospectus, you should rely on this prospectus supplement or the documents incorporated by reference into this prospectus supplement, as the case may be. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the section entitled “Where You Can Find More Information.”
     References in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference to “we,” “our,” “us,” “Spectrum” and “the Company” refer to Spectrum Pharmaceuticals, Inc. and its subsidiaries, unless the context requires otherwise.
FORWARD-LOOKING STATEMENTS
     This prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our future product development activities and costs, the revenue potential (licensing, royalties and sales) of our product candidates, the safety and efficacy of our drug products, the timing and likelihood of achieving development milestones and product revenues, the sufficiency of our capital resources, and other statements containing forward-looking words, such as, “believes,” “may,” “could,” “will,” “expects,” “intends,” “estimates,” “anticipates,” “plans,” “seeks,” or “continues.” Such forward-looking statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to the Company’s management. Readers should not put undue reliance on these forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified; therefore, our actual results may differ materially from those described in any forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below, including under “Risk Factors” as well as those discussed in our periodic reports filed with the Securities and Exchange Commission including our Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. These factors include, but are not limited to:
•	our ability to successfully develop, obtain regulatory approvals for and market our products;

•	our ability to generate and maintain sufficient cash resources to fund our business;

•	our ability to enter into strategic alliances with partners for manufacturing, development and commercialization;

•	our ability to identify new product candidates;

•	the timing or results of pending or future clinical trials;

•	competition in the marketplace for our generic drugs;

•	actions by the Food and Drug Administration and other regulatory agencies;

•	demand and market acceptance for our approved products; and

•	the effect of changing economic conditions.
     We do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this prospectus supplement except as required by law.
     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page S-8 of this prospectus supplement. The list of factors discussed under “Risk Factors” that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.
INDUSTRY AND MARKET DATA
     Industry data and other statistical information used in this prospectus supplement are based on independent publications, government publications, reports by market research firms or other published independent sources. Some data is also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified such information.

SUMMARY
     This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the “Risk Factors” section beginning on page S-7 of this prospectus supplement and our consolidated financial statements and the related notes and the other documents incorporated by reference.
Our Company
     We are a biopharmaceutical company that acquires and advances a diversified portfolio of drug candidates, with a focus on oncology, urology and other critical health challenges for which there are few other treatment options. Our expertise lies in identifying undervalued drugs with demonstrated safety and efficacy, and adding value through further clinical development and selection of the most viable and risk-reduced methods of commercialization. We currently have ten drugs in development, including five in late stage clinical development.
     The pillars of our “risk-reduced” business model are: 1) reduce scientific and clinical risk as much as is commercially viable by developing a broad and diverse pipeline with a late stage focus with emphasis on known mechanisms of action; 2) utilize organizational, collaborative, scientific and commercial efficiencies from a therapeutic focus on oncology and urology; 3) finance the development of our proprietary pipeline with multiple sources of financing, not just equity; and 4) build and maintain a team with significant drug development experience, in other words, a team that has done it before. Our strategy allows us the opportunity to build a diversified portfolio of drugs, strengthen our development and commercialization capabilities, while sharing risk through business alliances and leveraging near-term revenue opportunities. Our commitment is to build a successful commercial biopharmaceutical company with sustainable future growth from revenue-generating prescription drugs in oncology and urology.
     Since August 2002, we have accomplished a successful turnaround by shifting our strategic focus from drug discovery, neurology drugs and genomics research, to development of a diversified drug portfolio containing primarily clinical stage oncology, or anti-cancer, drugs. During this period, we have enhanced our financial strength and capabilities by securing over $100 million in equity financing and upfront license fees, and entering into several strategic business alliances. These actions enabled us to acquire development rights to several new proprietary drug product candidates, strengthen our management team, enhance our developmental and regulatory capabilities, and accelerate the development timelines of our key drug product candidates.

Business Strategy
     Our mission is to bring our expertise and passion for excellence to acquire, develop and commercialize pharmaceuticals for unmet medical needs while building value for our shareholders. Our business model is unique in that it is tightly focused to reduce risk and improve our odds of success. The tenets of our business strategy to fulfill this mission are:
Reduce Scientific and Clinical Risk:
     We take a portfolio approach to managing our pipeline that balances the size of the market opportunities with clear and defined clinical and regulatory paths to approval. We acquire and develop multiple novel, late-stage oncology product candidates that address niche markets. Each of these work differently and are based on diverse technologies. Just like the physicians and patients that we serve, we are not constrained by any one technology. A late stage focus helps us effectively manage the high cost of drug development by focusing on compounds that have already passed the many costly hurdles in the pre-clinical and clinical process.
     Executing on our portfolio strategy, we currently have ten drugs in development, including five in late stage clinical development. We expect to have two drugs approved by the FDA and to begin two registrational Phase 3 clinical trials in 2007 or shortly thereafter. Additionally, we expect to launch an additional drug in 2008. Finally, while we continue to advance our existing product portfolio, we are evaluating additional promising proprietary drugs for acquisition or in-licensing from third parties.
Realize efficiencies from therapeutic focus:
     Our model allows us to leverage organizational, collaborative, commercial and scientific efficiencies from a therapeutic focus on oncology, and a near-term commercialization focus on urology. Our model lets us pursue promising technologies without tying up our resources on unpromising candidates.
     If we participate in the U.S. co-promotion of satraplatin, our lead drug, in prostate cancer, it will serve as a platform to introduce EOquin® for non-invasive bladder cancer and Ozarelix for benign prostate hypertrophy, or BPH, because all of these diseases are treated by urologists.
     Finally, our therapeutic concentration allows us to focus our business development efforts to better cover the depth and breadth of the scientific and commercial communities in our relevant areas of focus to find appropriate drug candidates for acquisition or in-license.
Strategic Alliances:
     To mitigate risks inherent in the drug development process, to accelerate drug development timelines, and to opportunistically generate cash, we will seek to out-license rights to certain of our intellectual property and proprietary products for the development and commercialization of those products, particularly outside the United States, in exchange for upfront fees, milestone payments, royalties and other commercialization privileges.

Near-term Revenues:
     Recognizing that new drug development is a lengthy process, we focus primarily on late stage proprietary compounds with the potential for generating revenues in the near-term. Our current near-term revenue drivers are satraplatin, expected to be launched in 2007, or soon thereafter, if approved by the FDA; and Levofolinic Acid, or LFA, and sumatriptan injection, the generic form of Imitrex® injection. In addition, as EOquin® and Ozarelix are poised to commence Phase 3 trials in 2007, we may, at the appropriate time, seek partners to provide us with upfront licensing fees, milestone payments and royalties on sales for ex-North American rights to the development and commercialization of EOquin®.
Product Commercialization:
     As our drugs progress through development, to the point of potential FDA approval for marketing in the United States, we plan to expand our sales and marketing capability. However, the costs of establishing and maintaining a sales force to effectively market proprietary drug products in the United States are significant. Accordingly, to accelerate the market penetration of our proprietary products, when approved by the FDA, we may seek collaborations with entities with proven sales, marketing and distribution capabilities in the United States.
Experienced Team:
     We have built the foundation of a team with significant experience in oncology drug development. We endeavor to leverage the talents of our team and add people who have relevant experience. Members of our team have been responsible for the development of drugs such as adriamycin, cisplatin, carboplatin, paclitaxel, doxorubicin, Etoposide, Buspar, Nefazodone and Stadol, among others. We also plan to bring commercialization experience to the Company as our products obtain FDA approval.
DRUG PRODUCT CANDIDATES
     New drug development, which is the process whereby drug product candidates are tested for the purpose of filing a New Drug Application (NDA) (or similar filing in other countries) and eventually obtaining marketing approval from the FDA or a marketing authorization from other regulatory authorities outside of the United States, is an inherently uncertain, lengthy and expensive process which requires several phases of clinical trials to demonstrate to the satisfaction of the FDA in the United States, and regulatory authorities in other countries, that the products are both safe and effective for their respective indications. Our strategy is designed to address the significant risks of drug development by focusing our acquisition and development efforts on clinical stage drug candidates (those in human trials). We do, however, also undertake the acquisition and development of promising pre-clinical drug candidates when we believe that the therapy is novel and/or when we believe the drug candidates have a higher probability of regulatory approval than those of a typical compound at a similar stage of development.

     Our drug candidates, their target indications, and status of development are summarized in the following table:

Drug Candidate	Target Indication	Development Status

Satraplatin	Hormone Refractory Prostate Cancer In multiple trials in other cancer types; in combination with radiation therapy; and in combination with other chemotherapies	NDA on file with FDA Phase(s) 1-2

Levofolinic Acid, or LFA	High dose methotrexate rescue in Osteogenic Sarcoma	NDA on file with FDA; Chemistry, Manufacturing and Controls, or CMC, responses pending

	Colorectal Cancer	Planned regulatory filing

Sumatriptan injection	Migraines (generic form of GSK’s Imitrex® injection)	Abbreviated New Drug Application (“ANDA”) with Paragraph IV filed, litigation settled, launch expected in the second half of 2008

EOquin®	Non-invasive Bladder Cancer	SPA negotiated with FDA; Phase 3 recently initiated

Ozarelix	Benign Prostatic Hypertrophy	Phase 2b initiated first quarter of 2007; Phase 3/Safety Study to initiate by late 2007

	Hormone dependent Prostate Cancer	Phase 2 study completed in 2006; Phase 2b study in progress in Europe

	Endometriosis	Phase 1 study in second half of 2007

Elsamitrucin	Various potential cancers	Phase 1/2

Lucanthone	Radiation Sensitizer for Gliobastoma Multiforme and other Brain Tumors and Brain Metastases	Phase 1 expected to initiate in second half of 2007

SPI-1620	Adjunct to Chemotherapy	Pre-clinical

RenaZorb	Hyperphosphatemia in End-stage Renal Disease	Pre-clinical

SPI-205	Chemotherapy Induced Neuropathy	Pre-clinical
     While other indications have not yet been identified, some of our drug candidates may prove to be beneficial in additional disease indications as we continue to study and develop these drug candidates. In addition, we have intellectual property rights to neurology compounds that we may out-license to third parties for further development.
     We believe our drug candidates have the potential to be effective therapeutic agents with some advantages over existing therapies. Our goal is to develop and commercialize many of these drugs in the United States and license the rights to local companies in Japan and Europe for use in those countries (to the extent that we have rights in those territories).

OVERVIEW OF MAJOR INDICATIONS WE ARE TARGETING
Cancer
     Cancer is the second leading cause of death in the United States, accounting for approximately 25% of all deaths. In its most recent annual report, the American Cancer Society reported that in the under-85 age group, cancer is the leading cause of death. In the United States, approximately 1.4 million new cancer cases are expected to be diagnosed in 2007 and over 560,000 persons are expected to die from the disease in 2007. Accordingly, there is significant demand for improved and novel cancer treatments.
     Cancer occurs when abnormal cells divide without control. These cells can invade nearby tissues or spread through the bloodstream and lymphatic system to other parts of the body. Five to ten percent of all cancers are believed to be due to inheriting a faulty gene. The remaining 90 to 95 percent are believed to be caused by damage to the genes during a person’s lifetime. This damage can be caused by internal agents, such as hormones or an altered immune system, or external agents, such as viruses, exposure to chemicals or harmful ultraviolet sunrays. Sometimes ten or more years may pass between exposure and cancer detection. Cancer is currently treated by surgery, chemotherapy, radiation therapy, hormonal therapy and immunotherapy. Cancer is referred to as refractory when it has not responded or is no longer responding to a treatment.
     We believe that traditional chemotherapeutic agents are likely to remain the mainstay therapy for cancer for the foreseeable future. However, we continue to seek additional novel drugs, drug delivery methods and combination therapies that address cancer or cancer related indications with significant unmet medical need. Accordingly, we are actively seeking novel and proprietary oncology drug candidates that:
•	have demonstrated initial safety and efficacy in clinical trials and/or we believe have a higher probability of regulatory approval than a typical compound at a similar stage of development;

•	target cancer indications with significant unmet medical need, where current treatments either do not exist or are not effective; and

•	we believe we can acquire at a fair value based on our judgment of clinical and commercial potential.
Benign Prostatic Hypertrophy
     BPH is a non-cancerous enlargement of the prostate leading to difficulty in passing urine, reduced flow of urine, discomfort or pain while passing urine and increased frequency of urination. Enlargement of the prostate is caused by testosterone. According to Urology Today, benign prostatic hypertrophy affects more than 50% of men over age 50 and as many as 80% of men over the age of 70. Treatment options for benign prostatic hypertrophy include surgery and medications to reduce the amount of tissue and increase the flow of urine.
Corporate Information
     Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our website address is www.spectrumpharm.com. Information contained on our web site does not constitute part of this prospectus.

THE OFFERING

Common stock offered	5,134,100 shares

Common stock outstanding after this offering	30,804,821 shares

NASDAQ Global Market symbol	“SPPI”

Use of proceeds	Based on the offering price of $6.25 per share, we estimate that the net proceeds from this offering, after deducting placement fees and the estimated offering expenses payable by us, will be approximately $30 million. We intend to use the net proceeds of the offering for general corporate purposes. See “Use of Proceeds” in this prospectus supplement for more information.

Risk factors	Investing in our common stock involves a number of risks, which are described under “Risk Factors” beginning on page S-7 of this prospectus supplement and those incorporated by reference from Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2006 and Item 1A of Part II of our Quarterly Report on Form 10-Q for the period ended March 31, 2007.

RISK FACTORS
An investment in our common stock involves a high degree of risk. Our business, financial condition, operating results and prospects can be impacted by a number of factors, any one of which could cause our actual results to differ materially from recent results or from our anticipated future results. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment. You should carefully consider the risks described below with all of the other information that is incorporated by reference into this prospectus supplement. Failure to satisfactorily achieve any of our objectives or avoid any of the risks below would likely have a material adverse effect on our business and results of operations.
Risks Related to Our Business
Our losses will continue to increase as we expand our development efforts, and our efforts may never result in profitability.
Our cumulative losses since our inception in 1987 through December 31, 2006 were in excess of $200 million. We lost approximately $23 million in 2006, $19 million in 2005, and $12 million in 2004. We expect to continue to incur significant additional losses as we implement our growth strategy of developing marketable drug products for at least the next several years unless they are offset, if at all, by licensing revenues under our out-license agreement with GPC Biotech or from the out-license of any of our other proprietary products and any profits from the sale of generic products. We may never achieve significant revenues from sales of products or become profitable. Even if we eventually generate significant revenues from sales, we will likely continue to incur losses over the next several years.
Our business does not generate the cash needed to finance our ongoing operations and therefore, we will likely need to continue to raise additional capital.
     Our current business operations do not generate sufficient operating cash to finance the clinical development of our drug product candidates. We have historically relied primarily on raising capital through the sale of our securities and out-licensing our drug candidates and technology to meet our financial needs. While we anticipate meaningful revenues in 2007 from milestone payments and royalties from our satraplatin license agreement with GPC Biotech, and in 2008 from distribution of authorized generic versions of certain sumatriptan injection products by our partner Par Pharmaceutical Companies, Inc. (“Par”), we believe that we will likely need to continue to raise funds through public or private financings in order to continue future drug product development and acquisition, and to capitalize on growth opportunities.
     We may not be able to raise additional capital on favorable terms, if at all. Accordingly, we may be forced to significantly change our business plans and restructure our operations to conserve cash, which would likely involve out-licensing or selling some or all of our intellectual, technological and tangible property not presently contemplated and at terms that we believe would not be favorable to us, and/or reducing the scope and nature of our currently planned drug development activities. An inability to raise additional capital would also impact our ability to expand operations.
Clinical trials may fail to demonstrate the safety and efficacy of our proprietary drug candidates, which could prevent or significantly delay obtaining regulatory approval.
     Prior to receiving approval to commercialize any of our proprietary drug candidates, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States and other countries, that each of the products is both safe and effective. For each product candidate, we will need to demonstrate its efficacy and monitor its safety throughout the process. If such development is unsuccessful, our business and reputation would be harmed and our stock price would be adversely affected.

     All of our product candidates are prone to the risks of failure inherent in drug development. The results of pre-clinical studies and early stage clinical trials of our product candidates do not necessarily predict the results of later stage clinical trials. Later stage clinical trials may fail to demonstrate that a product candidate is safe and effective despite having progressed through initial clinical testing. Even if we believe the data collected from clinical trials of our drug candidates are promising, such data may not be sufficient to support approval by the FDA or any other United States or foreign regulatory approval. Pre-clinical and clinical data can be interpreted in different ways.
     Accordingly, FDA officials could interpret such data in different ways than we or our partners do, which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities, our institutional review boards, our contract research organizations, or we may suspend or terminate our clinical trials for our drug candidates. Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of any drugs resulting from our drug candidates, may severely harm our business and reputation. Even if we receive FDA and other regulatory approvals, our product candidates may later exhibit adverse effects that may limit or prevent their widespread use, may cause the FDA to revoke, suspend or limit their approval, or may force us to withdraw products derived from those candidates from the market.
     Our proprietary drug candidates, their target indications, and status of development are summarized in the table provided above under “Prospectus Supplement Summary — Drug Product Candidates.”
The development of our drug candidate, satraplatin, depends on the efforts of a third party and, therefore, its eventual success or commercial viability is largely beyond our control.
     In 2002, we entered into a co-development and license agreement with GPC Biotech for the worldwide development and commercialization of our lead drug candidate, satraplatin. GPC Biotech has agreed to fully fund development and commercialization expenses for satraplatin. We do not have control over the drug development process and therefore the success of our lead drug candidate depends upon the efforts of GPC Biotech and its sublicensee, Pharmion. GPC Biotech and its sublicensee may not be successful in the clinical development of the drug, the achievement of any additional milestones such as the acceptance of an NDA filing by the FDA, or the eventual commercialization of satraplatin.
We may not be able to obtain co-promotion rights in the United States with regard to our drug candidate, satraplatin, under our co-development and license agreement with GPC Biotech which may adversely affect our ability to timely establish our own sales force in the United States, if and when we choose to do so.
     Pursuant to the terms of our co-development and license agreement with GPC Biotech, in the event GPC Biotech determines to market satraplatin itself within the United States, we will have the right to co-promote satraplatin in the United States with GPC Biotech pursuant to terms to be negotiated by both parties. If GPC Biotech grants rights to a third party to market satraplatin in the United States, then GPC Biotech is only obligated to use commercially reasonable efforts to obtain co-promotion rights for us with such third party. Therefore, we may not be able to obtain co-promotion rights for satraplatin in the United States, which may adversely affect our ability to timely establish our own sales force in the United States, if and when we choose to do so.
An adverse outcome in the arbitration proceedings with GPC Biotech may hurt our financial and strategic prospects.
     We are currently in arbitration with GPC Biotech. The arbitration panel may rule against us on our demand and/or may rule in favor of GPC Biotech on its counterclaim, which could cause us significant financial and strategic harm, including if GPC Biotech does not have to negotiate in good faith with us for a co-promotion agreement and/or GPC Biotech does not have to pay us milestone payments and royalties. In addition, GPC Biotech has taken the position that the fact we are currently in arbitration with them makes negotiation over a co-promotion agreement no longer tenable, and that further negotiations would neither be appropriate nor productive.

The size of the market for our potential products is uncertain.
     We often provide estimates of the number of people who suffer from the diseases that our drugs are targeting. However, there is limited information available regarding the actual size of these patient populations. In addition, it is uncertain whether the results from previous or future clinical trials of drug candidates will be observed in broader patient populations, and the number of patients who may benefit from our drug candidates may be significantly smaller than the estimated patient populations.
Our drug candidate Levofolinic Acid, or LFA, may not be more effective, safer or more cost efficient than competing drugs and otherwise may not have any competitive advantage, which could hinder our ability to successfully commercialize LFA.
     LFA is the pure active isomer of calcium leucovorin, a component of “standard of care” 5-FU containing regimens for the treatment of colorectal cancer and other malignancies. Leucovorin has been sold as a generic product on the market for a number of years. There are a number of generic companies currently selling the product. Even if LFA ultimately receives FDA approval, it may not have better efficacy in treating the target indication or a more favorable side-effect profile than generic leucovorin. If we are not able to demonstrate a competitive advantage over generic leucovorin, we may not be able to obtain a price premium over generic leucovorin. If we are not able to obtain a price premium, we may not be able to manufacture LFA in a cost efficient manner or at a cost below the generic leucovorin cost price. Also, LFA will be offered as part of a treatment regimen, and that regimen may change to exclude LFA. Accordingly, even if FDA approval is obtained for LFA, it may not gain acceptance by the medical field or become commercially successful.
The eventual FDA approval and subsequent marketing and sale of our drug candidate LFA may be adversely affected by the marketing and sale efforts of third parties who sell LFA outside North America.
     We have only licensed the rights to develop, market and sell LFA in North America. Other companies, such as Wyeth and Sanofi-Aventis Inc., market and sell LFA in other parts of the world. If, as a result of their actions, negative publicity is associated with LFA, our own efforts to successfully receive FDA approval for, and subsequently, market and sell LFA, may be adversely impacted.
The development of our drug candidate, Ozarelix, may be adversely affected if the development efforts of Zentaris GmbH, who retained certain rights to the product, are not successful.
     Zentaris GmbH licensed the rights to us to develop and market Ozarelix in the United States, Canada, Mexico and India. Zentaris may conduct its own clinical trials on Ozarelix for regulatory approval in other parts of the world. We will not have control over Zentaris’ efforts in this area and our own development efforts for Ozarelix may be adversely impacted if its efforts are not successful.
From time to time, we may need to license patents, intellectual property and proprietary technologies from third parties, which may be difficult or expensive to obtain.
     We may need to obtain licenses to patents and other proprietary rights held by third parties to successfully develop, manufacture and market our drug products. As an example, it may be necessary to use a third party’s proprietary technology to reformulate one of our drug products in order to improve upon the capabilities of the drug product. If we are unable to timely obtain these licenses on reasonable terms, our ability to commercially exploit our drug products may be inhibited or prevented.
The inability to retain and attract key personnel could significantly hinder our growth strategy and might cause our business to fail.
     Our success depends upon the contributions of our key management and scientific personnel, especially Dr. Rajesh C. Shrotriya, our Chairman, President and Chief Executive Officer and Dr. Luigi Lenaz, our Chief Scientific Officer. Dr. Shrotriya has been President since 2000 and Chief Executive Officer since 2002, and has spearheaded our business strategy. Dr. Lenaz was President of our Oncology Division from November 2000 to February 2005 and Chief Scientific Officer since February 2005, and has played a key role in the identification and development of our proprietary drug candidates. The loss of the services of Dr. Shrotriya, Dr. Lenaz or any other key personnel could delay or preclude us from achieving our business objectives. Dr. Shrotriya has an employment agreement with us that will expire on December 31, 2007, with automatic one-year renewals thereafter unless we, or Dr. Shrotriya, give notice of intent not to renew at least 90 days in advance of the renewal date. Dr. Lenaz has an employment agreement with us that will expire on July 1, 2008, with automatic one-year renewals thereafter unless we, or Dr. Lenaz, give notice of intent not to renew at least 90 days in advance of the renewal date.
     We may also need substantial additional expertise in marketing, pharmaceutical drug development and other areas in order to achieve our business objectives. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the delay or inability to attract and retain the additional skilled personnel required for the expansion of our business, could significantly damage our business.
Our collaborations with outside scientists may be subject to change, which could limit our access to their expertise.
     We work with scientific advisors and collaborators at academic research institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. If a conflict of interest between their work for us and their work for another entity arises, we may lose their services. Although our scientific advisors and academic collaborators sign agreements not to disclose our confidential information, it is possible that some of our valuable proprietary knowledge may become publicly known through them.
We are dependent on third parties for marketing our proposed proprietary products. If we are not able to secure favorable arrangements with such third parties, our business and financial condition could be harmed.
     We currently do not have the capability to market our drug products ourselves. We may seek to secure favorable arrangements with third parties to promote and market our proposed proprietary products. If we are not able to secure favorable commercial terms or arrangements with third parties for marketing and promotion of our proposed proprietary products, we may choose to retain promotional and marketing rights and seek to develop the commercial resources necessary to promote or market or co-promote or co-market certain or all of our proprietary drug candidates to the appropriate channels of distribution in order to reach the specific medical market that we are targeting. We may not be able to enter into any partnering arrangements on this or any other basis. If we are not able to secure favorable partnering arrangements, or are unable to develop the appropriate resources necessary for the commercialization of our proposed proprietary products, our business and financial condition could be harmed. In addition, we would be required to hire additional employees or consultants, since our current employees have limited experience in these areas. Sufficient employees with relevant skills may not be available to us. Any increase in the number of our employees would increase our expense level, and could have an adverse effect on our financial position.
     In addition, we, or our potential commercial partners, may not successfully introduce our proposed proprietary products or our proposed proprietary products may not achieve acceptance by patients, health care providers and insurance companies. To the extent that our corporate partners conduct clinical trials, we may not be able to control the design and conduct of these clinical trials.
We rely on contract research organizations and other third parties to conduct clinical trials and, in such cases, we are unable to directly control the timing, conduct and expense of our clinical trials.
     We may rely, in full or in part, on third parties to conduct our clinical trials. In such situations, we have less control over the conduct of our clinical trials, the timing and completion of the trials, the required reporting of adverse events and the management of data developed through the trial than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may have staffing difficulties, may undergo changes in priorities or may become financially distressed, adversely affecting their willingness or ability to conduct our trials. We may experience unexpected cost increases that are beyond our control. Problems with the timeliness or quality of the work of a contract research organization may lead us to seek to terminate the relationship and use an alternative service provider. However, making this change may be costly and may delay our trials, and contractual restrictions may make such a change difficult or impossible. Additionally, it may be impossible to find a replacement organization that can conduct our trials in an acceptable manner and at an acceptable cost.
Conflicts with our partners could delay or prevent the development or commercialization of our product candidates.
     We may have conflicts with our partners, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues:
•	unwillingness on the part of a partner to pay us milestone payments or royalties we believe are due to us under a collaboration agreement;

•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaboration agreements;

•	unwillingness by a partner to cooperate in the development or manufacture of the product, including providing us with product data or materials;

•	unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities;

•	initiation of litigation or alternative dispute resolution options by either party to resolve the dispute; or

•	attempts by either party to terminate the agreement.
Our efforts to acquire or in-license and develop additional proprietary drug candidates may fail, which would limit our ability to grow our proprietary business.
     The long-term success of our strategy depends in part on our ability to acquire or in-license drug candidates in addition to those drug candidates currently in our existing portfolio. We are actively seeking to acquire, or in-license, additional proprietary drug candidates that demonstrate the potential to be both medically and commercially viable. We have certain criteria that we are looking for in any drug candidate acquisition and we may not be successful in locating and acquiring, or in-licensing, additional desirable drug candidates on acceptable terms. In addition, many other large and small companies within the pharmaceutical and biotechnology industry seek to establish collaborative arrangements for product research and development, or otherwise acquire products in late-stage clinical development, in competition with us. We face additional competition from public and private research organizations, academic institutions and governmental agencies in establishing collaborative arrangements for product candidates in late-stage clinical development. Many of the companies and institutions that compete against us have substantially greater capital resources, research and development staffs and facilities than we have, and greater experience in conducting business development activities. These entities represent significant competition to us as we seek to expand our pipeline through the in-license or acquisition of compounds. Moreover, while it is not feasible to predict the actual cost of acquiring additional product candidates, that cost could be substantial and we may need to raise additional financing or issue additional equity securities, either of which may further dilute holdings of existing stockholders, in order to acquire new product candidates.

We are a small company relative to our principal competitors, and our limited financial resources may limit our ability to develop and market our drug products.
     Many companies, both public and private, including well-known pharmaceutical companies and smaller niche-focused companies, are developing products to treat many, if not all, of the diseases we are pursuing or are currently distributing or may be developing drug products that directly compete with the drugs we intend to develop, market and distribute. Many of these companies have substantially greater financial, research and development, manufacturing, marketing and sales experience and resources than us. As a result, our competitors may be more successful than us in developing their products, obtaining regulatory approvals and marketing their products to consumers.
     Competition for branded or proprietary drugs is less driven by price and is more focused on innovation in treatment of disease, advanced drug delivery and specific clinical benefits over competitive drug therapies. We have nine proprietary drug candidates currently under development. We may not be successful in any or all of these studies; or if successful, and if one or more of our proprietary drug candidates is approved by the FDA, we may encounter direct competition from other companies who may be developing products for similar or the same indications as our drug candidates. Companies that have products on the market or in research and development that target the same indications as our products target include Ardana Bioscience, Astra Zeneca LP, Amgen, Inc., Bayer AG, Bioniche Life Sciences Inc., Eli Lilly and Co., Ferring Pharmaceuticals, NeoRx Corporation, Genentech, Inc., Novartis Pharmaceuticals Corporation, Bristol-Myers Squibb Company, GlaxoSmithKline, Biogen-IDEC Pharmaceuticals, Inc., OSI Pharmaceuticals, Inc., Cephalon, Inc., Sanofi-Aventis Inc., Pfizer, Inc., AVI Biopharma, Inc., Chiron Corp., Genta Inc., Genzyme Corporation, Imclone Systems Incorporated, Millennium Pharmaceuticals, MGI Pharma, Inc., SuperGen, Inc., Shire Pharmaceuticals, TAP Pharmaceuticals, Inc., QLT Inc., Threshold Pharmaceuticals, Inc., Roche Pharmaceuticals, Schering-Plough, Johnson & Johnson and others who may be more advanced in development of competing drug candidates or are more established and are currently marketing products for the treatment of various indications that our drug candidates target. Many of our competitors are large and well-capitalized companies focusing on a wide range of diseases and drug indications, and have substantially greater financial, research and development, marketing, human and other resources than we do. Furthermore, large pharmaceutical companies have significantly more experience than we do in pre-clinical testing, human clinical trials and regulatory approval procedures, among other things.
Our proprietary drug candidates may not be more effective, safer or more cost-efficient than competing drugs and otherwise may not have any competitive advantage, which could hinder our ability to successfully commercialize our drug candidates.
     Any proprietary product for which we obtain FDA approval must compete for market acceptance and market share. Drugs produced by other companies are currently on the market for each disease type we are pursuing. Even if one or more of our drug candidates ultimately receive FDA approval, our drug candidates may not have better efficacy in treating the target indication than a competing drug, may not have a more favorable side-effect profile than a competing drug, may not be more cost-efficient to manufacture or apply, or otherwise may not demonstrate a competitive advantage over competing therapies. Accordingly, even if FDA approval is obtained for one or more of our drug candidates, they may not gain acceptance by the medical field or become commercially successful.
Our supply of drug products will be dependent upon the production capabilities of CMOs and component and packaging supply sources, which may limit our ability to meet demand for our products and ensure regulatory compliance or maximize profit on the sale of our products.
     We have no internal manufacturing capacity for our drug product candidates, and, therefore, we have entered into agreements with CMOs to supply us with active pharmaceutical ingredients and our finished dose drug products, subject to further agreement on pricing for particular drug products. Consequently, we will be dependent on our CMO partners for our supply of drug products. Some of these manufacturing facilities are located outside the United States. The manufacture of finished drug products, including the acquisition of compounds used in the manufacture of the finished drug product, may require considerable lead times. We will have little or no control over the production process. Accordingly, while we do not currently anticipate shortages of supply, there could arise circumstances in which we will not have adequate clinical supplies to timely meet our clinical development objectives or market demand for a particular drug product could outstrip the ability of our supply source to timely manufacture and deliver the product, thereby causing us to lose sales. In addition, our ability to make a profit on the sale of our drug products depends on our ability to obtain transfer price arrangements that ensure a supply of product at favorable prices.
     Reliance on CMOs entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and adherence to the FDA’s current Good Manufacturing Practices, or cGMP, requirements, the possible breach of the manufacturing agreement by the CMO because of factors beyond our control and the possibility of termination or non-renewal of the agreement by the CMO, based on its own business priorities, at a time that is costly or inconvenient for us. Before we can obtain marketing approval for our product candidates, our CMO facilities must pass an FDA pre-approval inspection. In order to obtain approval, all of the facility’s manufacturing methods, equipment and processes must comply with cGMP requirements. The cGMP requirements govern all areas of record keeping, production processes and controls, personnel and quality control. Any failure of our third party manufacturers or us to comply with applicable regulations, including an FDA pre-approval inspection and cGMP requirements, could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delay, suspension or withdrawal of approvals, license revocation, seizures or recalls of product, operation restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.
We may not be successful in establishing additional active pharmaceutical ingredient or finished dose drug supply relationships, which would limit our ability to develop and market our drug products.
     Success in the development and marketing of our drugs depends in part upon our ability to maintain, expand and enhance our existing relationships and establish new sources of supply for active pharmaceutical ingredients, or API, or for the manufacture of our finished dose drug products. We do not presently intend to focus our research and development efforts on developing active pharmaceutical ingredients or manufacturing of dosage form for our drugs. In addition, we currently have no capacity to manufacture APIs or finished dose drug products and do not intend to spend our capital resources to develop the capacity to do so. Therefore, we must rely on relationships with API suppliers and other CMOs, to supply our active pharmaceutical ingredients and finished dose generic drug products. We may not be successful in maintaining, expanding or enhancing our existing relationships or in securing new relationships with API suppliers or CMOs. If we fail to maintain or expand our existing relationships or secure new relationships, our ability to develop and market our drug products will be harmed.
We are dependent on a third party to market, sell and distribute our generic product sumatriptan injection.
     We have a development and marketing agreement with Par whereby Par has agreed to market, sell and distribute sumatriptan injection generic product. While we have responsibility for the development activities associated with sumatriptan injection, Par has the ultimate responsibility for the selling and marketing of the products, and, therefore, the success of our sumatriptan injection generic products depends upon the specific selling and marketing efforts undertaken by Par. Par may not be successful in its marketing, which may adversely affect our ability to commercially exploit the product.
Intense competition from a large number of generic companies may make the marketing and sale of our generic drugs not commercially feasible and not profitable.
     We will be competing against generic companies such as Teva Pharmaceuticals, Sandoz, Barr Laboratories, Mylan Laboratories Inc., Watson Pharmaceuticals, Inc., Genpharm, Dr. Reddy’s, Ranbaxy, American Pharmaceutical Partners, Bedford Laboratories, Mayne Pharmaceuticals and others. In addition, we anticipate that many foreign manufacturers will continue to enter the generic market due to low barriers to entry. These companies may have greater economies of scale in the production of their products and, in certain cases, may produce their own product supplies, such as active pharmaceutical ingredients, or can procure product supplies on more favorable terms which may provide significant cost and supply advantages to customers in the retail prescription market. We expect that the generic market will be competitive and will be largely dominated by the competitors listed above who will target many, if not all, of the same products for development as us.

Price and other competitive pressures may make the marketing and sale of our generic drugs not commercially feasible and not profitable.
     The generic drug market in the United States is extremely competitive, characterized by many domestic and foreign participants and constant downward price pressure on generic drug prices. Our ability to compete effectively in the generic drug market depends largely on our ability to obtain transfer price agreements that ensure a supply of our generic drug products at favorable prices. Even if we obtain regulatory approval to market our generic drug candidates in the United States, we may not be able to complete a transfer price arrangement with the manufacturers of the drug candidates that will allow us to market the generic drug products in the United States on terms favorable to us, or at all.
Risks Related to Our Industry
Rapid bio-technological advancement may render our drug candidates obsolete before we are able to recover expenses incurred in connection with their development. As a result, our drug products may never become profitable.
     The pharmaceutical industry is characterized by rapidly evolving biotechnology. Biotechnologies under development by other pharmaceutical companies could result in treatments for diseases and disorders for which we are developing our own treatments. Several other companies are engaged in research and development of compounds that are similar to our research. A competitor could develop a new biotechnology, product or therapy that has better efficacy, a more favorable side-effect profile or is more cost-effective than one or more of our drug candidates and thereby cause our drug candidate to become commercially obsolete. Some of our drug candidates may become obsolete before we recover the expenses incurred in their development. As a result, such products may never become profitable.
Competition for patients in conducting clinical trials may prevent or delay product development and strain our limited financial resources.
     Many pharmaceutical companies are conducting clinical trials in patients with the disease indications that our drug candidates target. As a result, we must compete with them for clinical sites, physicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and who are consequently not available to us for our clinical trials. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients to complete our clinical trials. Patient enrollment depends on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. The delay or inability to meet planned patient enrollment may result in increased costs and delays or termination of the trial, which could have a harmful effect on our ability to develop products.
We may not be successful in obtaining regulatory approval to market and sell our proprietary or generic drug candidates.
     Before our proprietary drug candidates can be marketed and sold, regulatory approval must be obtained from the FDA and comparable foreign regulatory agencies. We must demonstrate to the FDA and other regulatory authorities in the United States and abroad that our product candidates satisfy rigorous standards of safety and efficacy. We will need to conduct significant additional research, pre-clinical testing and clinical testing, before we can file applications with the FDA for approval of our product candidates. The process of obtaining FDA and other regulatory approvals is time consuming, expensive, and can be difficult to design and implement. The review and approval, or denial, process for an application can take years. The FDA, or comparable foreign regulatory agencies, may not timely, or ever, approve an application. Among the many possibilities, the FDA may require substantial additional testing or clinical trials or find our drug candidate is not sufficiently safe or effective in treating the targeted disease.

     This could result in the denial or delay of product approval. Our product development costs will increase if we experience delays in testing or approvals. Further, a competitor may develop a competing drug or therapy that impairs or eliminates the commercial feasibility of our drug candidates.
     In order to obtain approval for our generic drug candidates, we will need to scientifically demonstrate that our drug product is safe and bioequivalent to the innovator drug. The FDA may not agree that our safety and bioequivalence studies provide sufficient support for approval. This could result in denial or delay of FDA approval of our generic products. Generic drugs generally have a relatively short window in which they can be profitable before other manufacturers introduce competing products that impose downward pressure on prices and reduce market share for other versions of the generic drug. Consequently, delays in obtaining FDA approval may also significantly impair our ability to compete.
Our failure to comply with governmental regulations may delay or prevent approval of our product candidates and/or subject us to penalties.
     The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing and data collection procedures, and other costly and time consuming compliance procedures. While we believe that we are currently in compliance with applicable FDA regulations, if our partners, our contract research organizations, our contract manufacturing organizations or we fail to comply with the regulations applicable to our clinical testing, the FDA may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, an institutional review board at our clinical trial sites, our third party investigators, any comparable regulatory agency in another country, or we, may suspend clinical trials at any time if the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived from the clinical tests may be unsuitable for submission to the FDA or other regulatory agencies.
     Once we submit a drug candidate for commercial sale approval, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain these approvals, our business and prospects may be significantly damaged. Even if we obtain regulatory approval for our product candidates, we, our partners, our manufacturers, and other contract entities will continue to be subject to extensive requirements by a number of national, foreign, state and local agencies. These regulations will impact many aspects of our operations, including testing, research and development, manufacturing, safety, effectiveness, labeling, storage, quality control, adverse event reporting, record keeping, approval, advertising and promotion of our future products. Failure to comply with applicable regulatory requirements could, among other things, result in:
•	fines;

•	changes in advertising;

•	revocation or suspension of regulatory approvals of products;

•	product recalls or seizures;

•	delay, interruption, or suspension of product distribution, marketing and sale;

•	civil or criminal sanctions; and

•	refusals to approve new products.

The discovery of previously unknown problems with drug products approved to go to market may raise costs or prevent us from marketing such product.
     The later discovery of previously unknown problems with our products may result in restrictions of the product candidate, including withdrawal from manufacture. In addition, the FDA may revisit and change its prior determinations with regard to the safety and efficacy of our future products. If the FDA’s position changes, we may be required to change our labeling or to cease manufacture and marketing of the challenged products. Even prior to any formal regulatory action, we could voluntarily decide to cease the distribution and sale or recall any of our future products if concerns about their safety or effectiveness develop.
Our failure to comply with advertising regulations enforced by the FDA and the Federal Trade Commission may subject us to sanctions, damage our reputation and adversely affect our business condition.
     In their regulation of advertising, the FDA and the Federal Trade Commission from time to time issue correspondence alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and the receipt of correspondence from the FDA alleging these practices could result in any of the following:
•	incurring substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	changes in the methods of marketing and selling products;

•	taking FDA-mandated corrective action, which may include placing advertisements or sending letters to physicians, rescinding previous advertisements or promotions; and

•	disruption in the distribution of products and loss of sales until compliance with the FDA’s position is obtained.
     If we were to become subject to any of the above requirements, it could be damaging to our reputation, and our business condition could be adversely affected.
     Physicians may prescribe pharmaceutical products for uses that are not described in a product’s labeling or differ from those tested by us and approved by the FDA. While such “off-label” uses are common and the FDA does not regulate physicians’ choices of treatments, the FDA does restrict a manufacturer’s communications on the subject of off-label use. Companies cannot actively promote FDA-approved pharmaceutical products for off-label uses, but they may disseminate to physicians articles published in peer-reviewed journals. If our promotional activities fail to comply with the FDA’s regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA.
Legislative or regulatory reform of the healthcare system and pharmaceutical industry may hurt our ability to sell our products profitably or at all.
     In both the United States and certain foreign jurisdictions, there have been and may continue to be a number of legislative and regulatory proposals to change the healthcare system and pharmaceutical industry in ways that could impact our ability to sell our products profitably. Sales of our products depend in part on the availability of reimbursement from third party payers such as government health administration authorities, private health insurers, health maintenance organizations including pharmacy benefit managers and other healthcare-related organizations. Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation, rules and regulations designed to contain or reduce the cost of healthcare, including the Medicare Prescription Drug, Improvement and Modernization Act of 2003, and the Medicare Modernization Act, which was recently enacted. This legislation provides a new Medicare prescription drug benefit which began in 2006 and mandates other reforms. Also, the passage of the Medicare Modernization Act reduces reimbursement for certain drugs used in the treatment of cancer. The new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, may result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues.

     It is possible that other proposals will be adopted or existing regulations that affect the price of pharmaceutical and other medical products may also change before any of our products are approved for marketing. Cost control initiatives could decrease the price that we receive for any of our products that we are developing. In addition, third party payers are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved pharmaceutical products. Our products may not be considered cost-effective, or adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize a return on our investments.
     In addition, new court decisions, FDA interpretations, and legislative changes have modified the rules governing eligibility for and the timing of 180-day market exclusivity periods, a period of marketing exclusivity that the FDA may grant to an ANDA applicant who is the first to file a legal challenge to patents of branded drugs. Any changes in the Hatch-Waxman Act, FDA regulations, procedures, or interpretations may make ANDA approvals of generic drugs more difficult, limit the benefits available through the granting of 180-day marketing exclusivity or limit our ability to market authorized generic versions of branded products.
     As part of the Medicare Modernization Act, companies are now required to file with the Federal Trade Commission and the Department of Justice certain types of agreements entered into between branded and generic pharmaceutical companies related to the manufacture, marketing and sale of generic versions of branded drugs. This new requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with branded pharmaceutical companies, and could result generally in an increase in private-party litigation against pharmaceutical companies. The impact of this new requirement, and the potential private-party lawsuits associated with arrangements between brand name and generic drug manufacturers, could adversely affect our business.
     Additional government regulations, legislation, or policies may be enacted which could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government action that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our products and our business could suffer.
Our corporate compliance program may not ensure that we are in compliance with all applicable “fraud and abuse” laws and regulations, and a failure to comply with such regulations or prevail in litigation related to noncompliance could harm our business.
     Pharmaceutical and biotechnology companies have faced lawsuits and investigations pertaining to violations of healthcare “fraud and abuse” laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are the relevant current best practices, we cannot guarantee that this program will protect us from future lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
We may not be able to adequately protect our technology or enforce our patent rights, which could cause our business to suffer.
     Our success with proprietary products that we develop will depend, in part, on our ability to obtain and maintain patent protection for these products. We currently have a number of United States and foreign patents issued and pending; however, we primarily rely on patent rights licensed from others. These patents generally give us the right and/or obligation to maintain and enforce the subject patents. We cannot be sure that we will receive patents for any of our pending patent applications or any patent applications we may file in the future. If our pending and future patent applications are not approved or, if approved, if such patents and the patents we have licensed are not upheld in a court of law, our ability to competitively exploit our proprietary products would be substantially harmed. Also, such patents may or may not provide competitive advantages for their respective products or they may be challenged or circumvented by our competitors, in which case our ability to commercially exploit these products may be diminished.

     We also rely on trade secret protection and contractual protections for our unpatented, confidential and proprietary technology. Trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees, consultants and others, these agreements may not successfully protect our trade secrets or other confidential and proprietary information. It is possible that these agreements will be breached, or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors.
     If we are unable to adequately protect our technology, trade secrets or proprietary know-how, or enforce our patents, our business, financial condition and prospects could suffer.
Intellectual property rights are complex and uncertain and therefore may subject us to infringement claims.
     The patent positions related to our proprietary and generic drug candidates are inherently uncertain and involve complex legal and factual issues. Although we are not aware of any infringement by any of our drug candidates on the rights of any third party, there may be third party patents or other intellectual property rights relevant to our drug candidates of which we are not aware. Third parties may assert patent or other intellectual property infringement claims against us with respect to our proprietary drug candidates or our generic drug products. This could draw us into costly litigation as well as result in the loss of our use of the intellectual property that is critical to our business strategy.
Intellectual property litigation is increasingly common and increasingly expensive and may result in restrictions on our business and substantial costs, even if we prevail.
     Patent and other intellectual property litigation is becoming more common in the pharmaceutical industry. Litigation is sometimes necessary to defend against or assert claims of infringement, to enforce our patent rights, including those we have licensed from others, to protect trade secrets or to determine the scope and validity of proprietary rights of third parties. Currently no third party is asserting that we are infringing upon its patent rights or other intellectual property, nor are we aware or believe that we are infringing upon any third party’s patent rights or other intellectual property. We may, however, be infringing upon a third party’s patent rights or other intellectual property, and litigation asserting such claims might be initiated in which we would not prevail, or we would not be able to obtain the necessary licenses on reasonable terms, if at all. All such litigation, whether meritorious or not, as well as litigation initiated by us against third parties, is time-consuming and very expensive to defend or prosecute and to resolve. In addition, if it is determined that we have infringed the intellectual property rights of others, we could lose our right to develop, manufacture or sell our products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition and prospects.
     If our competitors prepare and file patent applications in the United States that claim technology we also claim, we may have to participate in interference proceedings required by the USPTO to determine priority of invention, which could result in substantial costs, even if we ultimately prevail. Results of interference proceedings are highly unpredictable and may result in us having to try to obtain licenses in order to continue to develop or market certain of our drug candidates.
We may be subject to product liability claims, and may not have sufficient product liability insurance to cover any such claims, which may expose us to substantial liabilities.
     We may be exposed to product liability claims from patients who participate in our clinical trials or from consumers of our products. Although we currently carry product liability insurance in the amount of at least $10 million in the aggregate, it is possible that this coverage will be insufficient to protect us from future claims.
     Further, we may not be able to maintain our existing insurance or obtain or maintain additional insurance on acceptable terms for our clinical and commercial activities or such additional insurance might be insufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business, prospects and results of operations if claims are made that exceed our coverage.

The use of hazardous materials in our research and development efforts imposes certain compliance costs on us and may subject us to liability for claims arising from the use or misuse of these materials.
     Our research and development efforts have involved and currently involve the use of hazardous materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of these materials and some waste products. We believe that our safety procedures for the storage, use and disposal of these materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were to be an accident, we could be held liable for any damages that result, which could exceed our financial resources. We currently maintain insurance coverage for injuries resulting from the hazardous materials we use, and for pollution clean up and removal; however, future claims may exceed the amount of our coverage. Currently the costs of complying with federal, state and local regulations are not significant, and consist primarily of waste disposal expenses.
Risks Related to Our Stock
There are a substantial number of shares of our common stock eligible for future sale in the public market. The sale of these shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilutive and other effects on our existing stockholders.
     As of April 27, 2007, there were approximately 25.7 million shares of our common stock outstanding, and in addition, security holders held restricted stock, options, warrants and preferred stock which, if vested, exercised or converted, would obligate us to issue up to approximately 15 million additional shares of common stock. However, we would receive over $80 million from the issuance of shares of common stock upon the exercise of all of the option and warrants. A substantial number of those shares, when we issue them upon vesting, conversion or exercise, will be available for immediate resale in the public market.
     We have financed our operations, and we anticipate that we will have to finance a large portion of our operating cash requirements, primarily by issuing and selling our common stock or securities convertible into or exercisable for shares of our common stock. Any issuances by us of equity securities may be at or below the prevailing market price of our common stock and may have a dilutive impact on our existing stockholders. These issuances would also cause our net income, if any, per share to decrease or our loss per share to decrease in future periods. As a result, the market price of our common stock could drop.
The market price and volume of our common stock fluctuate significantly and could result in substantial losses for individual investors.
     The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price and volume of our common stock to decrease. In addition, the market price and volume of our common stock is highly volatile. Factors that may cause the market price and volume of our common stock to decrease include fluctuations in our results of operations, timing and announcements of our bio-technological innovations or new products or those of our competitors, FDA and foreign regulatory actions, developments with respect to patents and proprietary rights, public concern as to the safety of products developed by us or others, changes in healthcare policy in the United States and in foreign countries, changes in stock market analyst recommendations regarding our common stock, the pharmaceutical industry generally and general market conditions. In addition, the market price and volume of our common stock may decrease if our results of operations fail to meet the expectations of stock market analysts and investors. Also, certain dilutive securities such as warrants can be used as hedging tools which may increase volatility in our stock and cause a price decline. While a decrease in market price could result in direct economic loss for an individual investor, low trading volume could limit an individual investor’s ability to sell our common stock, which could result in substantial economic loss as well.

Provisions of our certificate of incorporation, bylaws and stockholder rights plan may make it more difficult for someone to acquire control of us or replace current management even if doing so would benefit our stockholders, which may lower the price an acquirer or investor would pay for our stock.
     Provisions of our certificate of incorporation and bylaws, both as amended, may make it more difficult for someone to acquire control of us or replace our current management. These provisions include:
•	the ability of our board of directors to amend our bylaws without stockholder approval;

•	the inability of stockholders to call special meetings;

•	the ability of members of the board of directors to fill vacancies on the board of directors;

•	the inability of stockholders to act by written consent, unless such consent is unanimous; and

•	the establishment of advance notice requirements for nomination for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
     These provisions may make it more difficult for stockholders to take certain corporate actions and could delay, discourage or prevent someone from acquiring our business or replacing our current management, even if doing so would benefit our stockholders. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock.
     We have a stockholder rights plan pursuant to which we distributed rights to purchase units of our series B junior participating preferred stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 15% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 15% or more of our outstanding common stock. These rights could delay or discourage someone from acquiring our business, even if doing so would benefit our stockholders. We currently have no stockholders who own 15% or more of the outstanding shares of our common stock.
We do not anticipate declaring any cash dividends on our common stock.
     We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends on our common stock in the near future. Our current policy is to retain all funds and any earnings for use in the operation and expansion of our business.
USE OF PROCEEDS
     The Company will use the net proceeds of the offering for general corporate purposes, including working capital, capital expenditures, research and development, general and administrative expenses and acquisitions of rights to new products. Our management will have broad discretion respecting the particular uses of the proceeds of the offering. Pending use, the net proceeds will be invested in short-term securities. We are not under any contractual or other obligation, nor do we expect, to pay any dividends or distribute any of the net proceeds from this offering to our stockholders.
DILUTION
     The net tangible book value of our common stock on March 31, 2007, after giving pro-forma effect to the issuance on April 16, 2007 of 207,957 shares of our common stock upon the conversion of 48 shares of our Series D 8% Cumulative Convertible Voting Preferred Stock by an institutional investor, at a conversion price of $2.35 per share (we received no additional consideration for this conversion), was approximately $37.2 million, or approximately $1.47 per share. Net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in the offering and the net tangible book value per share of our common stock immediately afterwards. Without taking into account any other changes in net tangible book value after March 31, 2007, our net tangible book value would have been approximately $69.3 million, or approximately $2.28 per share. This represents an immediate accretion in net tangible book value of approximately $0.81 per share to existing stockholders and an immediate dilution in net tangible book value of approximately $3.97 per share to new investors.

Offering price per share		$6.25
Net tangible book value per share	$1.47
Increase per share attributable to new investors	$0.81
As adjusted net tangible book value per share after the offering		$2.28
Decrease in net tangible book value per share to new investors		$3.97
     This table excludes shares of common stock issuable upon exercise of options, warrants and other rights, the conversion of preferred stock, and the effect of shares of common stock issued, except as indicated above, since March 31, 2007. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends, exercise of warrants or exercise of options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase.
DESCRIPTION OF COMMON STOCK
     The following summary of the terms of our common stock does not purport to be complete and is subject to and qualified in its entirety by reference to our Certificate of Incorporation and Bylaws, copies of which are on file with the SEC. See “Where You Can Find More Information.”
     We have authority to issue 100,000,000 shares of common stock, $0.001 par value per share. As of April 27, 2007, we had 25,670,721 shares of common stock outstanding and 170 shares of Series E Convertible Voting Preferred stock outstanding.
     Terms
     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Our Board of Directors currently consists of six directors, each of whom is elected annually.
     Subject to any dividend preferences that may be applicable to the holders of any class of our preferred stock, if any, the holders of our common stock are entitled to receive ratably such lawful dividends as may be declared by the Board of Directors.
     In the event of liquidation, dissolution or winding up of Spectrum, before any distribution of our assets shall be made to or set apart for the holders of our common stock, the holders of our Series E Convertible Voting Preferred Stock shall be entitled to receive payment out of our assets in an amount equal to the liquidation preference set forth in the Certificate of Designation for such preferred stock. If the assets available for distribution to stockholders exceed the aggregate amount of the liquidation preference with respect to all shares of the preferred stock then outstanding, then the holders of our common stock shall be entitled to receive, subject to the rights of the holders of any other class of our preferred stock, if any, pro rata all of our remaining assets available for distribution to our stockholders.
     Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of our common stock are fully paid and nonassessable. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

     Stockholder Rights Plan
     On December 13, 2000, we adopted a Stockholder Rights Plan pursuant to which we have distributed rights to purchase units of our Series B Junior Participating Preferred Stock. The rights become exercisable upon the earlier of ten days after a person or group of affiliated or associated persons has acquired 15% or more of the outstanding shares of our common stock or ten business days after a tender offer has commenced that would result in a person or group beneficially owning 15% or more of our outstanding common stock, other than pursuant to a transaction approved in advance by our Board of Directors. The description and terms of the rights are set forth in the Rights Agreement between us and U.S. Stock Transfer Corporation, as rights agent, filed with the SEC on December 26, 2000, as Exhibit 4.1 to our Form 8-A, as amended by Amendment No. 1 dated July 23, 2003, filed with the SEC on August 14, 2003, as Exhibit 4.1 to our Form 10-Q for the period ended June 30, 2003, by Amendments No. 2 and No. 3 each dated May 10, 2004, filed with the SEC on May 17, 2004, as Exhibit 4.1 and Exhibit 4.2, respectively, to our Form 10-Q for the period ended March 31, 2004, Amendment No. 4 dated July 7, 2006, filed with the SEC on July 7, 2006, as Exhibit 4.1 to our Form 8-K, and by Amendment No. 5 dated September 26, 2006, filed with the SEC on November 3, 2006, as Exhibit 4.2 to our Form 10-Q for the period ended September 30, 2006.
     Certain Provisions of Delaware Law and of the Company’s Charter and Bylaws
     The following paragraphs summarize certain provisions of the Delaware General Corporation Law (“DGCL”) and the Company’s Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to the Company’s Charter and Bylaws, copies of which are on file with the SEC. See “Where You Can Find More Information.”
     Our Certificate of Incorporation and Bylaws contain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.
     Our Certificate of Incorporation limits the extent to which our directors are personally liable to Spectrum and our stockholders, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.
     Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. There is no right of stockholders to act by written consent without a meeting, unless the consent is unanimous. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, except for nominations made by or at the direction of the Board of Directors or a committee of the Board.
     We are subject to the “business combination” statute of the DGCL, an anti-takeover law enacted in 1988. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which a person became an “interested stockholder,” unless:
•	prior to such date our Board of Directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder,”

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder”, the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	at or subsequent to such time the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of a least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”
     A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. Although Section 203 permits us to elect not to be governed by its provisions, we have not made this election. As a result of the application of Section 203, potential acquirers of Spectrum may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.
     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

PLAN OF DISTRIBUTION
     We are offering shares of our common stock through the Placement Agents. Subject to the terms and conditions in a Placement Agent Agreement dated May 4, 2007, between the Company and Oppenheimer & Co. Inc. (“Oppenheimer”), as representative of the Placement Agents. The Placement Agents will use their best efforts to place up to 5,134,100 shares of our common stock. The Placement Agents are not purchasing or selling any shares by this prospectus supplement or accompanying prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of shares. We will enter into subscription agreements directly with the investors in connection with the offering. We will pay the Placement Agents a cash commission of 6% of the gross proceeds of the offering. Lazard Fréres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.
     We expect that the sale of up to 5,134,100 shares of our common stock will be completed on or about May 9, 2007. We have entered into an escrow agreement dated May 4, 2007 with the Placement Agents and JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agreement”). Pursuant to the Escrow Agreement, JPMorgan Chase Bank, N.A., will receive and hold funds from purchasers and release them to us only upon closing.

	Per Share	Total
Public Offering Price	$6.25	$32,088,125
Placement Agents’ Fees	$.375	$1,925,288
Proceeds to Us, Before Expenses	$5.875	$30,162,838
     The estimated expenses of the offering, not counting placement fees, are approximately $75,000, which includes legal, accounting and printing costs and various other fees. After deducting expenses and placement fees, we expect our net proceeds from the offering to be approximately $30 million. Because there is no minimum offering amount required as a condition to closing the offering, the actual total proceeds may be less than the maximum total set forth above.
     One or more of the Placement Agents may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. The Placement Agents have informed us that they will not engage in over-allotment, stabilizing transactions or syndicate covering transactions in connection with this offering.
      We have agreed, subject to certain limited exceptions, to a lock-up provision whereby we are limited with regard to future sales, assignments, transfers, pledges, contracts to sell any shares of common stock or securities convertible into or exercisable or exchangeable for common stock for a period of 90 days after the completion of the offering. Our executive officers and directors have also agreed, subject to certain limited exceptions, to certain lock-up provisions with regard to future sales of our common stock and other securities convertible or exchangeable for common stock for a period of 30 days after the completion of the offering.
     We have agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act, and/or to contribute to payments the Placement Agents may be required to make with respect to any of these liabilities.
     Our common stock is traded on the Nasdaq Global Market under the symbol “SPPI.”
     One or more of the Placement Agents participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the web sites maintained by one or more of the Placement Agents, or syndicate members, if any, participating in this offering, and one or more of the Placement Agents participating in this offering may distribute such prospectuses electronically.

LEGAL MATTERS
     Gibson, Dunn & Crutcher LLP, Irvine, California, will opine on the validity of the securities offered by this prospectus supplement. Certain legal matters will be passed upon for the Placement Agents by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. Certain intellectual property matters will be passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Irvine, California.
EXPERTS
     The consolidated financial statements of the Company as of December 31, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 incorporated by reference in this prospectus supplement, have been audited by Kelly & Company, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.
LIMITATION ON LIABILITY AND DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES
     Our Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law. Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Company pursuant to the Company’s Certificate of Incorporation, as amended, bylaws and the Delaware General Corporation Law, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of repeating the information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until this offering is completed:
•	Our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 14, 2007, as amended by the Form 10-K/A filed on April 30, 2007;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed on May 2, 2007;

•	The description of our common stock contained in the Registration of Securities of Certain Successor Issuers filed pursuant to Section 12(g) of the Exchange Act on Form 8-B on June 27, 1997, including any amendments or reports filed for the purpose of updating such description; and

•	The description of our Rights to Purchase Series B Junior Participating Preferred Stock contained in the Registration of Certain Classes of Securities filed pursuant to Section 12(g) of the Exchange Act on Form 8-A on December 26, 2000, including any amendments or reports filed for the purpose of updating such description.

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Spectrum Pharmaceuticals, Inc.
Attn: Investor Relations
157 Technology Drive
Irvine, California 92618
(949) 788-6700

SPECTRUM PHARMACEUTICALS, INC.
UP TO 5,134,100 SHARES OF COMMON STOCK
PROSPECTUS SUPPLEMENT
DATED MAY 4, 2007